Eric M. Lerner Partner Phone 212-715-9494 Fax 212-715-8000 ELerner@KRAMERLEVIN.com

January 26, 2012

VIA EDGAR CORRESPONDENCE
and FEDERAL EXPRESS

Ms. Mara Ransom Assistant Director United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549-3561
Re:	Systemax Inc. Form 8-K Filed April 20, 2011 Definitive Proxy Statement on Schedule 14A Filed April 29, 2011 Form 10-Q for the Period Ended September 30, 2011 Filed November 10, 2011 File No. 001-13792

Dear Ms. Ransom:

We are in receipt of your January 17, 2012 letter (the “Comment Letter”) to Mr. Larry Reinhold, Chief Financial Officer of Systemax Inc. (the “Company”), setting forth the comments of the Staff of the Securities and Exchange Commission to the above-referenced public filings of the Company.  As discussed with Mr. Chase by phone on January 25, per his request this is to confirm on behalf of the Company that the Company will provide its response to the Comment Letter by February 24, 2012, following discussions regarding the Comment Letter to be had by us with the Staff prior to that date.

Very truly yours,

/s/ Eric M. Lerner
Eric M. Lerner

/:ds
cc:	Christopher Chase, Esq., Attorney-Advisor Curt Rush, Esq., General Counsel of Systemax Inc.